United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Vale informs on the interdiction of the Itabira Complex and the support to fight COVID-19

Rio de Janeiro, June 6th, 2020 – Vale SA (“Vale”) informs, pursuant to the CVM1 Instruction No. 358/2002, as subsequently amended, that, on June 5th, 2020, it adopted the necessary measures to suspend the activities of the Itabira mining complex, comprising by the Conceição, Cauê and Periquito mines, in compliance with a decision issued by the Regional Labour Court of the 3rd Region, which reinstated the effects of the Interdiction Term issued by the Sub-Secretariat for Labour Inspection, in Minas Gerais. The ruling will remain in effect until judgment on the merits of the action or until the implementation of control measures to protect from COVID-19 as defined by the labour inspectors, under penalty of a daily fine in the amount of R$ 500,000.00, fixed in a decision issued on June 6th, 2020 by the same court. Vale informs that the shutdown of the activities at these mines follows all technical criteria and safety protocols, to protect the health of workers.

Vale also informs that it is aware of its socioeconomic responsibility and, since the beginning of the pandemic, it has been looking for ways to contribute to the Brazilian society in the fight against the virus, protecting its employees and the communities close to its operations, as following described.

Mass testing

Since the beginning of the pandemic, Vale has been carrying out a series of actions aimed at preventing and mitigating the effects caused by COVID-19. The World Health Organization (WHO) protocol, strictly followed by Vale, is to test, remove, track and treat positive or suspicious cases. By following the WHO protocol and taking the correct measures, Vale contributes to the control of COVID-19 in the cities where it operates.

Following this philosophy and in line with the WHO recommendations, Vale has been promoting mass testing of its employees in Brazil, thus allowing the mapping of people who have had contact with the virus and are asymptomatic. Until June 5th, over 75% of the company's workforce (own and third parties) in the country were tested. In Itabira, almost the entire workforce at site was tested.

Mass testing offers greater transparency of the number of Vale employees who had contact with the virus, which contrasts with the lower incidence in the surrounding communities, where there is no large-scale testing. Thus, the company will remain with the firm purpose of supporting the municipalities where it operates in the testing process, as is the case in Itabira, while keeping other measures such as the donation of 5 million tests to the Brazilian Government.

Other preventive measures

In addition to mass testing, Vale has adopted several other measures aimed at ensuring the safety of its employees and collaborators, such as: (i) adoption of the "home office" system; (ii) work-at-home for workers over 60 years old or with risk factors, regardless of their functions; (iii) reduction of personnel in operations and scheduling of shifts; (iv) the mandatory use of masks in the units; (v) daily screening on the arrival of workers, with body temperature measurement and health questionnaire for 100% of the workforce; (vi) measures of social distancing and control, such as increasing the bus fleet to reduce occupancy and reducing the number of employees in restaurants; and (vii) constant cleaning of the facilities.

1 Securities and Exchange Commission of Brazil.

Production guidance

The iron ore fines production guidance of 310-330 Mt in 2020 considers a negative impact of 15Mt from eventual impacts resulting from the fight against COVID-19. Considering (i) the expected monthly production of 2.7Mt from the Itabira Complex for the coming months and (ii) the provisioning of up to 15Mt of losses associated with COVID-19 in 2020, there is no need, at this moment, to revise the guidance. Vale informs, however, that there may be a temporary shortage of pellets for the domestic market, while the Itabira Complex shutdown remains, given that the complex provides pellet feed for the pelletizers of the Tubarão Complex.

Ever since the COVID-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: June 6th, 2020		Director of Investor Relations